

December 13, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Stone Ridge Trust
Issuer CIK: 0001559992
Issuer File Number: 333-184477 / 811-22761
Form Type: 8-A12B
Filing Date: December 13, 2024

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Stone Ridge Durable Income ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications

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